April 13, 2026

Filed via SEDAR+

To All Applicable Exchanges and Securities Administrators

Subject: Integra Resources Corp. (the "Issuer")

 Notice of Meeting and Record Date

Dear Sir/Madam:

We are pleased to confirm the following information with respect to the Issuer's upcoming meeting of securityholders:

Meeting Type:	Annual General Meeting
Meeting Date:	June 26, 2026
Record Date for Notice of Meeting:	May 8, 2026
Record Date for Voting (if applicable):	May 8, 2026
Beneficial Ownership Determination Date:	May 8, 2026
Class of Securities Entitled to Vote:	Common
ISIN:	CA45826T5098
Issuer sending proxy materials directly to NOBOs:	Yes
Issuer paying for delivery to OBOs:	No
Notice and Access for Beneficial Holders:	Yes
Beneficial Holders Stratification Criteria:	N/A
Notice and Access for Registered Holders:	Yes
Registered Holders Stratification Criteria:	N/A

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Issuer.

Yours truly,

Odyssey Trust Company

as agent for Integra Resources Corp.